UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
May 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☑    Form 40-F   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes   ☐    No   ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes   ☐    No   ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐    No   ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

1Q11 Results

1Q11 Results

Sale of Conpacel and KSR drove decline of Net Debt/EBITDA to 2.9x in 1Q11.

				1Q11 vs.	1Q11 vs.	Last 12
Key Indicators	1Q11	4Q10	1Q10	4Q10	1Q10	Months
Pulp Production ('000 t)	1,319	1,330	1,267	-1%	4%	5,106
Pulp Sales ('000 t)	1,259	1,254	1,281	0%	-2%	4,887
Paper Production ('000 t)	29	26	29	9%	-1%	115
Paper Sales ('000 t)	36	30	28	19%	30%	129

Net Revenues (R$ million)	1,548	1,563	1,511	-1%	2%	6,320
Pro forma EBITDA (R$ million) (1) (2)	607	606	597	0%	2%	2,536
EBITDA margin (%)	39%	39%	39%	0 p.p.	0 p.p.	40%
Net Financial Result (R$ million) (3)	11	35	(337)	-67%	-	(16)
Income Taxes	(32)	(58)	132	-45%	-	(251)
Net Income (R$ million)	389	162	9	140%	4317%	983

Gross Debt (R$ million)	10,256	12,022	13,540	-15%	-24%	10,256
Cash Position (R$ million) (4)	2,297	2,205	2,684	4%	-14%	2,297
Net Debt (R$ million)	7,959	9,816	10,856	-19%	-27%	7,959
Adjusted EBITDA (R$ million) (2)	624	665	637	-6%	-2%	2,736
Net Debt/EBITDA LTM (x) (5)	2.9	3.6	5.6	-0.7	-2.7	2.9

Capex (R$ million)	266	332	173	-20%	54%	1,084
(1)	Excludes Conpacel and KSR results for the quarters under analysis (Refer to page 18).
(2)	Adjusted by non-recurring and non-cash items.
(3)	Includes results from financial investments, monetary and exchange variation, mark-to-market of derivatives and interest.
(4)	Includes the fair value of derivatives.
(5)	The calculation considers the adjusted EBITDA of the last 12 months, including Conpacel and KSR results.

Highlights of the Quarter

•
Information regarding Conpacel and KSR operations was reclassified in the Balance Sheet, Income Statement and Statement of Cash Flows under the "Discontinued Operations" line, in compliance with IFRS. For a better understanding of the results after the sale of these assets, the analysis elaborated in this document excludes them, except when otherwise indicated.

•	Net debt totaled R$ 7,959 million, a reduction of 19% quarter-on-quarter and 27% year-on-year.
•	Net debt was 2.9x the last twelve months EBITDA (4Q10: 3.6x and 1Q10: 5.6x).
•	Conclusion of the sale of Conpacel and KSR to Suzano Papel e Celulose.
•	Issue of the US$750 million Fibria 2021 Eurobond with a 6.75% p.a. coupon.
•	Pulp production reached 1.3 million tons, stable quarter-on-quarter but up 4% year-on-year.
•	Pulp sales of 1.3 million tons, stable in comparison with the pulp sales volume in 4Q10 but declining 2% as compared with 1Q10.
•	Cash cost of pulp production of R$446/t in 1Q11, a 5% increase quarter-on-quarter and 8% year-on-year. When compared to the average in 2010, cash cost was down 1%.
•	EBITDA of R$607 million, stable quarter-on-quarter and 2% over 1Q10. EBITDA Margin of 39%, stable quarter-on-quarter and year-on-year.
•	Net income of R$389 million (4Q10: R$162 million and 1Q10: R$9 million).
•	Marcelo Castelli, currently Director of Forestry, Paper, Strategy and Supplies, has been appointed for the Chief Executive Officer position, effective on July 1st, 2011.

Subsequent Events

•	Distribution of dividends in the amount of R$264 million approved.
•	US$30/t increase in the pulp list prices for all regions, effective as of April 2011.

Information as of 4/29/2011:	Conference Call	IR Contact:

Market value	Date: May 2, 2011	João Elek
R$11.6 billion
US$7.6 billion	10 A.M. (US-ET) Portuguese	CFO and IRO

Quotes	11 A.M. (US-ET) English	André Gonçalves
FIBR3: R$24.70
FBR: US$16.15	Replay: May 2 to 10, 2011	IR General Manager

Outstanding shares:	+1 (412) 317-6776	Anna Laura L. Rondon
467,934,646 common shares	Code: Fibria
Fernanda Naveiro Vaz
Webcast: www.fibria.com.br/ir
Roberto P. Costa

(55 11) 2138-4565
ir@fibria.com.br

The operating and financial information of Fibria Celulose S.A. for the first quarter of 2011 (1Q11) is presented in this document on a consolidated basis and expressed in Brazilian Reais (R$), unaudited and elaborated in accordance with the requirements of Brazilian Corporate Law. The results of Veracel Celulose S.A. are proportionally consolidated (50%) in this press release, thereby eliminating the effects of all inter-company transactions.

1Q11 Results

Contents

Executive Summary	04

Pulp Market	06

Production and Sales – Pulp and Paper	08

Results Analysis	09

Financial Result	11

Net Income	13

Debt	13

CAPEX	15

Capital Markets	16

Dividends	16

Corporate Governance	16

Appendix I	18

Appendix II	19

Appendix III	20

Appendix IV	21

Appendix V	22

1Q11 Results

Executive Summary

Information regarding Conpacel and KSR operations were reclassified in the Balance Sheet, Income Statement and Statement of Cash Flows under the "Discontinued Operations" line, in compliance with IFRS. For a better understanding of the results after the sale of these assets, the analysis elaborated in this document excludes them, except when otherwise indicated.

The first quarter of 2011 strengthened the consistency of market pulp industry supply and demand fundamentals. Recovering Asian demand for market pulp, the spread between soft and hardwood pulp prices and the dollar’s depreciation allowed Fibria to announce, in mid-March, a US$30/t list price increase for all regions, effective as of April. In this context, the pulp list price increased to US$880/t for Europe, US$930/t for North America and US$780/t for Asia.

Pulp production in 1Q11 declined 1% as compared to 4Q10 to 1,319 thousand t, chiefly due to the fewer production days in this quarter (28 days in February). Year-on-year, the 4% increase is primarily due to increasing operating efficiency.

Pulp sales totaled 1,259 thousand tons in 1Q11, stable quarter-on-quarter but down 2% year-on-year due to the reduced shipments to North America, partially offset by increased European demand.

The 5% quarter-on-quarter increase is due to the higher wood and maintenance costs, which in turn are due to an increased forest-to-mill distance and the stoppage of the Jacareí Unit digestor. Even considering these effects related to the 1Q11 operations, cash cost remained within the Company’s expectations, given the operating excellence and synergy gains, reducing the cost pressures of most commodities. Compared to the same period of the previous year, cash cost grew 8%, also as a result of increased costs with wood transportation (average forest-to-mill distance) and third party wood. The pulp cash cost of production in 1Q11 was R$446/t, a 1% decrease compared to the average in 2010.

The Company maintained its initiatives aiming at minimizing the cost inflation such as: (i) modernization of Aracruz Unit’s pulpline A bleaching operation, which will contribute to reduce the specific consumption of chemicals, energy, water and effluents; and (ii) and the Jacareí Unit’s project to use solid waste as a means of increasing recycling of these wastes and therefore increase generation of renewable energy and reduce the fossil fuel consumption at the Unit.

Pro forma EBITDA, which excludes the Conpacel and KSR results, totaled R$607 million in 1Q11 (margin of 39%), stable quarter-on-quarter. Year-on-year, the 2% increase is explained by the increase in the average net pulp price in reais. EBITDA margin for the three periods analyzed was stable at 39%.

1Q11 Results

Net financial income was R$11 million positive, compared to the R$35 million in 4Q10, chiefly due to variations in marked-to-market derivatives as result of the reduced volume of Non-deliverable forward (NDF) operations (1Q11: US$499 million and 4Q10: US$737 million). Compared to the negative R$337 million posted in 1Q10, the change is mainly explained as a result of foreign exchange variation in that quarter, when the dollar appreciated 2.3% against the real, and this rate was applicable to a higher debt.

At the end of March, debt grossed R$10,256 million, down 15% or R$1,766 million quarter-on-quarter, as the proceeds from the sale of the Conpacel and KSR assets were in their majority allocated to debt reduction. Year-on-year, the 24% (R$3.284 million) decline was mainly a result of the amortization of the Aracruz derivatives debt and the effect of the dollar’s depreciation. The Company’s cash position, including the fair value of derivatives, totaled R$2,297 million, 69% of which was invested in domestic currency in fixed-income and public bonds. Net debt totaled R$7,959 million, falling R$1,857 million or 19% quarter-on-quarter and R$2,897 million or 27% year-on-year. These effects drove another reduction of the company’s leverage, which reached 2.9x in 1Q11. The chart below shows the evolution of net debt/EBITDA:

Fibria significantly improved its debt profile through initiatives focusing primarily on extending average maturities and reducing the total gross debt balance. These initiatives include the early settlement of loans in the amount of US$1.4 billion relative to export pre-payment lines with an amortization schedule distributed over the period from 2012 and 2018. These facilities were settled with funds raised with the Fibria 2021 notes in the amount of US$750 million, paying a 6.75% p.a. coupon, and the proceeds from the sale of Conpacel and KSR in the amount of R$1.5 billion.

As a result, the average maturity of bank debt was extended to 79 months in 1Q11 from 74 months in 4Q10 and short term debt was reduced from 17% of the total in the previous quarter to 12%. The cash balance represented 1.9x short-term debt in 1Q11, compared to 1.1x in the previous quarter.

1Q11 Results

At net present value (NPV), the synergies captured totaled R$2.7 billion or 117% of the estimate for the end of 2010. The initiatives to reach our 2011 target continue to be implemented. Accumulated synergy gains since the start of the project through the first quarter of 2011 total approximately R$3.1 billion at NPV, compared to our goal of R$3.4 billion at NPV for the end of 2011.

The 1Q11 was marked by advances in the expansion of the forest base for the Três Lagoas II project. We are moving forward in land negotiations and have concluded leases for approximately 70 thousand hectares of effective planted area. We began the planting cycle on these new lands which, together with the 30 thousand hectare surplus at the Três Lagoas Unit and the purchase of wood, will guarantee more than half of the 150 thousand hectares necessary for the project.

Pulp Market

World Printing & Writing (P&W) demand posted the fourth consecutive month of growth. The increase up to the end of February was 1.3% over the same period of 2010. Coated Woodfree and Uncoated Woodfree grades that consume chemical market pulp continue their pattern of growth. By the end of February, Coated Woodfree had improved by 5.2% while Uncoated Woodfree grew by 1%. Price increases (US$ 40/t on average) have been announced by all major P&W producers for April, as result of cost pressure and an expectation of higher demand in the second half of 2011. Global tissue demand is expected to have closed 2010 with a growth of 3.4%.

Source: PPPC

Global market pulp demand usually begins the year at a slow pace, but by the end of the 1Q11 there had been an increase of 6.1% when compared to the 1Q10. On a monthly basis market pulp demand in March reached the level of 4.0 million tons, setting the all-time record. In 2011, market developments have been different for hardwood and softwood. After the all-time high shipments in December, eucalyptus demand has continued to grow, but at a slower rate, registering 1.3% by the end of March when compared to the 1Q10. On the softwood side, demand has increased significantly with China being 73% above the 1Q10 level. Part of this growth of softwood demand in the region is explained by the increase in production of modified wood dissolving pulp (MWDP) which is being used to substitute the lack of cotton in the region to produce fabrics.

1Q11 Results

Source: PPPC

World market pulp producers’ inventories continue to be within the normal range, having closed March at 32 days of supply. Breaking down this number softwood inventories closed at 24 days while hardwood stood at 40 days of supply. On the consumer side this figure continues to be below the normal range at 20 days of supply.

Maintenance downtime will reach its peak in the second quarter of 2011. It is forecast that 1.5 million tons of market pulp production will be taken out of the market (of which half of the volume is hardwood, half softwood), compared to 900 thousand tons in the first quarter. Maintenance downtimes at Fibria’s units are scheduled to occur during the months of April to August.

Source: VVM

The exchange rate impact will continue to shape the market pulp sector, as the devaluation of the dollar against major producer’s currencies persist, resulting in proportionally increased costs.

1Q11 Results

Supply and demand ratio for market pulp is expected to maintain its balance or even become tighter through the second quarter of 2011 as pulp demand increases along with maintenance downtime.

Production and Sales – Pulp and Paper

				1Q11 vs.	1Q11 vs.	Last 12
Production ('000 t)	1Q11	4Q10	1Q10	4Q10	1Q10	Months
Pulp	1,319	1,330	1,267	-1%	4%	5,106
Paper	29	26	29	9%	-1%	115
Sales Volume (´000 t)
Domestic Market Pulp	116	101	108	15%	7%	432
Export Market Pulp	1,143	1,153	1,173	-1%	-3%	4,455
Total Pulp	1,259	1,254	1,281	0%	-2%	4,887
Domestic Market Paper	31	28	26	12%	18%	116
Export Market Paper	5	2	2	124%	172%	13
Total Paper	36	30	28	19%	27%	129
Total	1,295	1,284	1,309	1%	-1%	5,016

Fibria’s pulp production reached 1,319 thousand tons in 1Q11, compared to 1,330 thousand in 4Q10 and 1,267 thousand in 1Q10. The 1% quarter-on-quarter decline was mainly due to the fewer production days in this quarter (28 days in February). Year-on-year, the 4% increase in production reflects operating efficiency. Pulp inventories totaled 794 thousand tons (52 days), up 7% from the 739 thousand tons (48 days) in 4Q10.

Fibria sold a total 1,259 thousand tons of pulp in 1Q11, stable over the 4Q10 volume despite the seasonality of the period. The 2% year-on-year decline reflects the reduced sales to North America, partially offset by increased European demand. Pulp exports represented 91% of the sales volume in the quarter, with the greatest demand coming from Europe, which accounted for 46% of the total.

In the paper segment, 1Q11 production totaled 29 thousand tons, up 9% quarter-on-quarter while stable year-on-year. Sales of 36 thousand tons in the quarter were 19% greater than in 4Q10, chiefly due to the sale of Conpacel’s paper inventories. Year-on-year, sales were up 27%, also as a result of Conpacel inventories and due to the good performance of thermal papers sales driven by growth in lottery operations and the increase in the number of invoices issued in function of the “Governmental Invoice Program”.

1Q11 Results

Results Analysis

Net Revenues (R$ million)	1Q11	4Q10	1Q10	1Q11 vs. 4Q10	1Q11 vs. 1Q10	Last 12 Months
Domestic Market Pulp	118	106	91	12%	29%	440
Export Market Pulp	1,296	1,330	1,304	-3%	-1%	5,357
Total Pulp	1,414	1,436	1,395	-1%	1%	5,796
Domestic Market Paper	107	107	99	0%	8%	434
Export Market Paper	11	6	3	74%	247%	30
Total Paper	118	113	102	5%	15%	464
Total	1,532	1,549	1,497	-1%	2%	6,260
Income ASAPIR* + Portocel	16	15	14	5%	12%	59
Total	1,548	1,564	1,511	-1%	2%	6,320

*Asapir was established as part of the net equity received from the company Ripasa SA Celulose e Papel on August 31, 2008, aimed at enabling the implementation of the Consortium Paulista de Papel e Celulose - Conpacel and was sold together with the Conpacel assets.

Fibria’s net operating revenues totaled R$1,548 million in 1Q11, 1% less than in 4Q10 and up 2% over 1Q10. Net revenue from pulp totaled R$1,414 million in 1Q11, down 2% compared to the R$1,436 million in 4Q10 due to the effect of the lower average net price in reais. Year-on-year, net revenue from pulp was up 1%. Despite the 12% year-on-year increase in the average net price in dollars, the dollar depreciated 8% against the real in the period. Thus, the net effect on price was a 3% increase, which was partially offset by the 2% decrease in sales volumes in the period. Net revenues from paper grew 5% and 15% quarter-on-quarter and year-on-year, respectively, due to the increased sales volume as a result of the sale of Conpacel’s paper inventories.

The cost of goods sold (COGS) of R$1,227 million was 2% less than in 4Q10, mainly as a result of the reduced cash cost in previous quarter that impacted COGS in this quarter. Year-on-year, COGS increased 9% explained by the increase in the cash cost as described below.

The pulp cash cost of production in 1Q11 was R$446/t. The 5% quarter-on-quarter increase is due to the higher wood and maintenance costs, which in turn are due to an increased forest-to-mill distance and the stoppage of the Jacareí Unit digestor. Even considering these effects related to the 1Q11 operations, cash cost remained within the Company’s expectations, given the operating excellence and synergy gains, reducing the cost pressures of most commodities. Compared to the same period of the previous year, cash cost grew 8%, also as a result of increased costs with wood transportation (average forest-to-mill distance) and third party wood. The 1Q11 cash cost posted a 1% decrease compared to the average in 2010. The following table shows the evolution of the cash cost of production and the explanations for the main variations in the quarter and year:

1Q11 Results

Cash Cost	R$/t
4Q10	425
Wood cost (higher average forest-mill distance)	11
Higher maintanance expenses	7
Higher cost of raw materials	3
Improved outcome with utilities	(1)
Others	1
1Q11	446

Cash Cost	R$/t
1Q10	413
Wood cost (higher average forest-mill distance and wood from third parties)	28
Higher cost of raw materials	16
Higher maintanance expenses	9
Lower wood specific consumption	(9)
Improved outcome with utilities	(8)
Exchange rate	(6)
Others	3
1Q11	446

Sales expenses totaled R$65 million in 1Q11, up 4% quarter-on-quarter primarily as a result of re-pricing of port services and increased storage costs. Year-on-year, the 5% increase is primarily due greater fixed costs and the re-pricing of port services.

Administrative expenses totaled R$75 million, falling 10% quarter-on-quarter, mainly as a result of reduced expenditures with third party services and reduced impact of labor and tax contingencies. When compared to the 1Q10 the R$5 million or 8% increase is explained by expenses related to salary and charge readjustments and sustainability projects.

Other operating expenses totaled a R$13 million expense, compared to an expense of R$27 million in the previous quarter (R$14 million reduction), due to a higher income related to asset sale and the revaluation of forests (biological assets – CPC 29), occurred in the previous quarter. In relation to the same period of the previous year, the R$31 million reduction in expenses was also due to the asset sale and the effect of standardization of criteria in 1Q10.

1Q11 Results

Pro-forma EBITDA totaled R$607 million in 1Q11 with a margin of 39%, stable quarter-on-quarter. Year-on-year, the 2% increase is explained by the increase in the average net pulp price in reais. EBITDA margin for the three periods analyzed was stable at 39%.

Financial Result

(R$ million)	1Q11	4Q10	1Q10	1Q11 vs. 4Q10	1Q11 vs. 1Q10
Financial Income	115	151	38	-24%	203%
Interest on financial investments	47	51	50	-8%	-6%
Derivatives*	68	100	(12)	-32%	-
Financial Expenses	(171)	(169)	(181)	1%	-6%
Interest - loans and financing (local currency)	(46)	(46)	(55)	0%	-16%
Interest - loans and financing (foreign currency)	(125)	(123)	(126)	2%	-1%
Monetary and Exchange Variations	150	162	(187)	-7%	-
Foreign Exchange Variations - Debt	181	142	(242)	27%	-
Foreign Exchange Variations - Cash	(31)	20	55	-	-
Other Financial Income / Expenses	(83)	(109)	(7)	-23%	-
Net Financial Result	11	35	(337)	-69%	-
*Marked to market and adjustments received/paid

Financial income was R$115 million, with R$47 million derived from investments and R$68 million from derivatives. The R$36 million quarter-on-quarter reduction was mainly due to the lower volume of NDF operations contracted (1Q11: US$499 million and 4Q10: US$737 million). The year-on-year increase is explained by the dollar’s depreciation against the real and the increase in the notional value of NDFs operations contracted.

Financial expenses from servicing the debt totaled R$171 million in 1Q11, stable as compared to 4Q10. The R$10 million year-on-year decline is due to the effects of the liability management plan in which the company settled or prepaid operations with higher coupons and contracted new operations with more attractive costs.

Financial revenue from foreign exchange variations on dollar-denominated debt was R$181 million as a result of the dollar's 2.3% depreciation against the real in the period, compared to revenue of R$142 million in 4Q10 with the dollar’s 1.7% depreciation against the real. The year-on-year variation is due to the dollar’s 2.3% appreciation against the real in the period, which was applicable over a higher debt amount and, therefore, resulted in an expense of R$242 million.

1Q11 Results

Other financial expenses totaled R$83 million, down 23% million over 4Q10, primarily as a result of the reduced impact of interest due to the settlement of the remaining debt with former Aracruz shareholders. Year-on-year, the variation is explained by the reversal of the R$73 million in monetary restatement of the provision for contingencies relative to applicable CSLL in 1Q10.

Derivatives

Fibria's Market Risk Management Policy allows the Company to use derivatives to protect the dollar-denominated cash flow and its debt from variations in applicable interest rates.

Currently, the derivatives contracted by Fibria are exclusively for hedging and are conventional, without leverage or margin calls, duly registered at CETIP (Custodian and Clearinghouse), with cash adjustments recognized only upon their respective maturities. The marked-to-market financial derivatives position on March 31, 2011 was R$152 million, as opposed to R$133 million on December 31, 2010, an increase of R$ 19 million. The cash effect of the operations in the quarter was R$ 49 million. Thus, the sum of these figures amount to R$ 68 million on the financial result. The table below shows the derivatives open position at the end of 1Q11.

in million		Notional amount				Fair Value
Swap contracts	Maturity by	1Q11		4Q10		1Q11		4Q10
Assets position
JPY Fixed Rate (JPY to USD)*	Jan-14		¥4,755		¥4,755	R$	106	R$	112
USD Libor (Libor to Fixed)	Jul-14		$300		$317	R$	473	R$	509
BRL Fixed Rate (BRL to USD)	Sep-18	R$	416	R$	422	R$	491	R$	485
BRL TJLP (BRL to USD)	Jun-17	R$	462	R$	-	R$	428	R$	-

Total (a)						R$	1,498	R$	1,106

Liabilities position
USD Fixed Rate (JPY to USD)*	Jan-14		$45		$45	R$	(89)	R$	(95)
USD Fixed Rate (Libor to Fixed)	Jul-14		$300		$317	R$	(485)	R$	(524)
USD Fixed Rate (BRL to USD)	Sep-18		$243		$247	R$	(430)	R$	(445)
USD Fixed Rate (BRL to USD)	Jun-17		$276		$-	R$	(422)	R$	-

Total (b)						R$	(1,427)	R$	(1,064)
Net (a+b)						R$	71	R$	42

Forward Contract
Sold Position
NDF (USD)	Feb-12		$499		$737	R$	79	R$	91

Total: Forward contract (c)						R$	79	R$	91

Options
Risk Reversal (USD)	Feb-12		$45		$-	R$	2	R$	-

Total: Options (d)						R$	2	R$	-

Net (a+b+c+d)						R$	152	R$	133
* Exchange rate JPY x BRL 1Q2011: R$0,01961, 4Q10: R$0,0205

1Q11 Results

In line with its strategy for protecting its cash flow, along with the NDF dollar sale operations, the Company also carried out a Zero Cost Collar Exporter, a financial instrument that consist of the simultaneous combination of call and put dollar options with the same notional value and maturity, without any leverage or payment of premiums.

The option contracts are in line with the same strategy of NDF operations, aiming at protecting the Company’s 12-month cash flow to minimize the effects of the real’s appreciation against the dollar.

Net Income

The 1Q11 net income of R$389 million was 140% greater than the 4Q10 result of R$162 million, chiefly due to the capital gains from the sale of Conpacel and KSR. Year-on-year, net income was up R$380 million, also as a result of the sale of these assets, as well as the negative financial result of R$337 million in 1Q10 due to the real's 2.3% depreciation against the dollar in that quarter.

The chart below shows the main factors that influenced net income in 1Q11, starting with EBITDA in the period.

Debt

Gross Debt (R$ million)	1Q11	4Q10	1Q10
Total Gross Debt	10,256	12,022	13,540
Gross Debt in R$	2,291	3,158	5,111
Gros Debt in US$ (1)	7,965	8,865	8,429
Average maturity (months) (2)	79	74	62
% short-term portion	12%	17%	23%
Total Cash (3)	2,297	2,205	2,684
Net Debt	7,959	9,816	10,856
Net Debt / EBITDA (x) (4)	2.9	3.6	5.6
(1)Includes BNDES index
(2)Does not include debt to the former shareholders of Aracruz
(3)Includes the derivatives fair value
(4)The calculation considers the adjusted EBITDA of the last 12 months, including Conpacel and KSR results

1Q11 Results

On March 31, 2011, debt grossed R$10,256 million, down R$1,766 million or 15% quarter- on-quarter as the proceeds from the sale of the Conpacel and KSR assets were in their majority allocated to debt reduction, in addition to the dollar’s depreciation against the real. Year-on-year, this decline was R$3,284 million or 24% as a result of amortization of the debt with former Aracruz shareholders, in addition to the abovementioned asset sale and depreciation of the dollar.

The total gross debt pegged to the dollar was 78% by the end of March. Out of the portion of net debt indexed to domestic currency, approximately R$630 million was related to the remaining balance of the debt with former Aracruz shareholders, which will be settled on July 1, 2011. The cash position on March 31, including the fair value of derivatives, was R$2,297 million. Thus, on March 31, 2011, net debt totaled R$7,959 million, down 19% and 27% quarter-on-quarter and year-on-year, respectively.

The average cost of bank debt in local currency in 1Q11 was 8.9% p.a. and the cost in dollars was 6.3% p.a. considering the Libor forward curve in the period.

The chart below shows the debt-related transactions in the quarter:

Of the total R$1,636 million raised in the period, we highlight:

- Issue of the 10-year, US$750 million Fibria 2021 Eurobond with a 6.75% p.a. coupon; and

- Advance Against Exchange (AAE) facilities in the amount of US$150 million, maturing in 2012 with a 2.09% p.a. coupon.

Of the total R$3,432 million in amortization and interest payments in the period, we highlight:

- Payment of a portion of the debt with former Aracruz shareholders in the amount of R$856 million;

- Early settlement of an Export Pre-Payment line in the amount of US$600 million Club Deal;

- Early settlement of a Bilateral Export Pre-Payment line in the amount of US$200 million; and

1Q11 Results

- Early settlement of an Export Pre-Payment line in the amount of US$600 million through a Club Deal initiated in September of 2010.

The chart below shows the amortization schedule of Fibria’s total debt:

CAPEX

(R$ million)	1Q11	4Q10	1Q10
Industrial Expansion	4	5	10
Forest Expansion	23	13	6
Subtotal Expansion	27	18	16
Safety/Environment	15	29	9
Forestry Renewal	138	144	112
Maintenance, IT, R&D, Modernization	70	122	24
Subtotal Maintenance	223	295	145
50% Veracel	16	18	12
Total Fibria	266	332	173

Capital investments (CAPEX) totaled R$266 million in the quarter. Quarter-on-quarter, CAPEX declined R$66 million (20%). Year-on-year, the R$93 million increase (54%) as compared to 1Q10 is primarily explained by the cost reduction initiatives such as the modernization of Aracruz Unit’s pulpline A bleaching operation and the Jacareí Unit’s project to use solid waste.

1Q11 Results

Capital Markets

The average daily trading volume of Fibria’s shares was approximately 2.7 million shares. The average daily financial volume in 1Q11 was US$42 million, with US$22 million traded on the NYSE and US$20 million on the BM&FBovespa.

Dividends

The distribution of the minimum mandatory dividend for the 2010 fiscal year in the amount of R$142,179 thousand, as well as the distribution of the retained minimum mandatory dividends for the 2009 fiscal year in the amount of R$121,958 thousand, was approved at the A/EGM held on April 28. The Company’s shareholders as of April 28, 2011 will be entitled to dividends and payment is scheduled for May 31, 2011. The shares are being traded ex-dividends as of April 29, 2011.

Corporate Governance

Succession of the Chief Executive Officer

Pursuant with its commitment to transparency, the Board of Directors of Fibria Celulose S.A announced on March 2nd the succession of the Chief Executive Officer, Carlos Augusto Lira Aguiar, who has been in charge since the foundation of the company, as of September 1st, 2009. According to the process of succession, Marcelo Strufaldi Castelli, currently Director of Forestry, Paper, Strategy and Supplies, has been appointed for the Chief Executive Officer position, effective on July 1st, 2011. Subsequent to this transition, Carlos Aguiar will join the Board of Directors of Fibria, beginning in 2012.

1Q11 Results

General Meeting Participation Manual

In line with corporate governance best practices, in April Fibria published its General Meeting Participation Manual in Portuguese and English. To facilitate understanding and access to information on the matters to be discussed at the Annual and Extraordinary General Meetings held together on April 28, 2010, the manual compiled all information necessary for understanding the agenda and facilitating participation of all shareholders into a single document.

1Q11 Results

Appendix I – Revenues x Volume X Price*

Net Operating Revenues Variation | 1Q11 X 4Q10
	BRGAAP
	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
PRODUCTS	1Q11	4Q10	1Q11	4Q10	1Q11	4Q10	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	5,932	1,524	13,035	3,171	2,197	2,081	289.3	311.0	5.6
Coated	9,083	9,332	22,284	24,327	2,453	2,607	(2.7)	(8.4)	(5.9)
Special/Other	15,426	16,760	71,866	79,237	4,659	4,728	(8.0)	(9.3)	(1.5)
Total	30,441	27,616	107,185	106,736	3,521	3,865	10.2	0.4	(8.9)
Export Market
Uncoated	3,204	1	5,367	1	1,675	1,600	-	-	-
Coated	-	-	-	-	-	-	-	-	-
Special/Other	2,229	2,422	5,557	6,279	2,493	2,593	(8.0)	(11.5)	(3.8)
Total	5,433	2,422	10,924	6,280	2,011	2,592	124.3	73.9	(22.4)
Total Paper	35,874	30,038	118,109	113,016	3,292	3,762	19.4	4.5	(12.5)
Pulp
Domestic Sales	116,220	101,257	117,432	105,632	1,010	1,043	14.8	11.2	(3.1)
Export Market	1,142,998	1,153,013	1,296,331	1,330,047	1,134	1,154	(0.9)	(2.5)	(1.7)
Total	1,259,218	1,254,270	1,413,763	1,435,679	1,123	1,145	0.4	(1.5)	(1.9)
Total Domestic Sales	146,661	128,873	224,617	212,367	1,532	1,648	13.8	5.8	(7.1)
Total Export Market	1,148,431	1,155,435	1,307,255	1,336,327	1,138	1,157	(0.6)	(2.2)	(1.6)
TOTAL	1,295,092	1,284,308	1,531,872	1,548,695	1,183	1,206	0.8	(1.1)	(1.9)

Net Operating Revenues Variation | 1Q11 X 1Q10
	BRGAAP
	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
PRODUCTS	1Q11	1Q10	1Q11	1Q10	1Q11	1Q10	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	5,932	1,352	13,035	2,512	2,197	1,857	338.7	419.0	18.3
Coated	9,083	11,397	22,284	27,051	2,453	2,374	(20.3)	(17.6)	3.4
Special/Other	15,426	13,576	71,866	69,770	4,659	5,139	13.6	3.0	(9.3)
Total	30,441	26,325	107,185	99,332	3,521	3,773	15.6	7.9	(6.7)
Export Market
Uncoated	3,204	-	5,367	-	1,675	-	-	-	-
Coated	-	-	-	-	-	-	-	-	-
Special/Other	2,229	1,183	5,557	3,147	2,493	2,659	88.4	76.6	(6.2)
Total	5,433	1,183	10,924	3,147	2,011	2,659	359.2	247.2	(24.4)
Total Paper	35,874	27,508	118,109	102,479	3,292	3,725	30.4	15.3	(11.6)
Pulp
Domestic Sales	116,220	108,182	117,432	91,299	1,010	844	7.4	28.6	19.7
Export Market	1,142,998	1,172,609	1,296,331	1,303,477	1,134	1,112	(2.5)	(0.5)	2.0
Total	1,259,218	1,280,791	1,413,763	1,394,776	1,123	1,089	(1.7)	1.4	3.1
Total Domestic Sales	146,661	134,506	224,617	190,631	1,532	1,417	9.0	17.8	8.1
Total Export Market	1,148,431	1,173,792	1,307,255	1,306,624	1,138	1,113	(2.2)	0.0	2.3
TOTAL	1,295,092	1,308,299	1,531,872	1,497,255	1,183	1,144	(1.0)	2.3	3.4

*Does not include Asapir and Portocel

1Q11 Results

Appendix II – Income Statement

INCOME STATEMENT - Quarterly Results
Fibria - Consolidated	R$ million
	1Q11		4Q10		1Q10		QoQ %
	R$	AV%	R$	AV%	R$	AV%	1Q11/4Q10	1Q11/1Q10
Net Revenue	1,548	100%	1,563	100%	1,511	100%	-1%	2%
Domestic Sales	238	15%	230	15%	203	13%	3%	17%
Export Sales	1,310	85%	1,333	85%	1,308	87%	-2%	0%
Cost of sales	(1,227)	-79%	(1,252)	-80%	(1,130)	-75%	-2%	9%
Cost related to production	(1,206)	-78%	(1,225)	-78%	(1,112)	-74%	-2%	8%
Accruals for losses on ICMS credits	(21)	-1%	(28)	-2%	(18)	-1%	-25%	14%
Operating Profit	321	21%	311	20%	381	25%	3%	-16%
Selling and marketing	(65)	-4%	(62)	-4%	(62)	-4%	4%	5%
General and administrative	(75)	-5%	(83)	-5%	(70)	-5%	-10%	8%
Financial Result	11	1%	35	2%	(337)	-22%	-67%	-103%
Equity	(0)	0%	(0)	0%	(0)	0%	0%	-82%
Other operating (expenses) income	(13)	-1%	(27)	-2%	(44)	-3%	-74%	-70%
Operating Income	179	12%	174	11%	(131)	-9%	3%	-237%
Current Income taxes expenses	3	-4%	(14)	-1%	73	5%	377%	-189%
Deffered Income taxes expenses	(35)	2%	(44)	-3%	59	4%
Discontinued operations
Net income (loss) from discontinued operations	365		61		16
Financial Result	0		8		(4)
Income tax/Social contribution	(124)		(23)		(3)
Net Income (Loss)	389	25%	162	10%	9	1%	140%	4317%
Net Income (Loss) attributable to controlling equity interest	387	25%	160	7%	8	0%	237%	5028%
Net Income (Loss) attributable to non-controlling equity interest	2	0%	2	0%	1	0%	8%	35%
Depreciation, amortization and depletion	436	28%	458	29%	392	26%	-5%	11%
EBITDA	968	60%	658	37%	614	37%	47%	58%

Fair Value of Biological Assets	-	0%	9		-
Fixed Assets disposals	(8)	-1%	3	0%	4	0%
Accruals for losses on ICMS credits	21	1%	28	2%	18	1%
Assets Disposals Result	(357)	-23%	(33)	-2%		0%

Adjusted EBITDA (*)	624	39%	665	38%	637	38%	-6%	-2%

Profit from discontinued operations	(17)		(59)		(40)

EBITDA Pro forma	607	39%	606	39%	597	39%	0%	2%
(*) EBITDA margin calculated based on revenue for the quarter with Conpacel and KSR (1Q11: R$ 1,613 million, 4Q10: R$ 1,769 million and 1Q10: R$ 1,675 million)

1Q11 Results

Appendix III – Balance Sheet

Balance Sheet
			R$ million
ASSETS	MAR/ 11	DEZ/ 10	MAR/ 10

CURRENT ASSETS	4,850	5,899	5,033
Cash and cash equivalents	750	431	550
Securities	1,395	1,641	2,120
Derivative instruments	75	81	-
Trade Accounts Receivable, net	1,030	1,138	1,164
Inventories	1,165	1,014	823
Recoverable taxes	355	282	247
Assets avaiable for sale	-	1,196	-
Others	80	115	129
NON-CURRENT ASSETS	2,636	2,820	2,509
Securities			27
Accounts receivable from sale of investment	77	52
Deferred income taxes	1,199	1,332	1,341
Assets avaiable for sale		26
Recoverable taxes	535	591	374
Others	825	819	767
Investments	8	8	15
Property, plant & equipment , net	12,823	12,979	13,988
Biological assets	3,497	3,551	3,754
Intangible assets	4,883	4,906	5,417
TOTAL ASSETS	28,697	30,163	30,716

LIABILITIES	MAR/ 11	DEZ/ 10	MAR/ 10

CURRENT LIABILITIES	2,331	3,192	3,911
Short-term debt	645	624	1,027
Derivative instruments			13
Trade Accounts Payable	387	424	473
Payroll and related charges	81	122	84
Tax Liability	132	63	60
Dividends and Interest attributable to capital payable	266	266	8
Stock acquisition payable	605	1,441	2,132
Avaiable for sale		96
Others	215	156	113
NON-CURRENT LIABILITIES	10,573	11,566	11,720
Long-term debt	9,006	9,958	9,776
Accrued liabilities for legal proceedings	156	155	132
Deferred income taxes , net	1,174	1,222	968
Tax Liability	76	75	61
Stock acquisition payable		-	605
Others	160	156	176
Minority interest	25	23	21
SHAREHOLDERS' EQUITY	15,768	15,381	15,064
Issued Share Capital	8,379	8,379	8,379
Capital Reserve	3	3	3
Revaluation Reserve	9	9	10
Retained earnings	5,769	5,382	5,054
Equity valuation adjustment	1,619	1,619	1,619
Treasury stock	(10)	(10)	(1)
TOTAL LIABILITIES	28,697	30,163	30,716

1Q11 Results

Appendix IV – Cash Flow

Cash Flow Statement (R$ million)	1Q11	4Q10	1Q10

NET INCOME (LOSS) BEFORE INCOME TAXES	544	243	(119)
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	494	488	405
(+) Foreign exchange and unrealized (gains) losses, net	(150)	(162)	187
(+) Fair value of financial instruments	(68)	(100)	11
(+) Equity	-	-	0
(+) GaIn on disposal of investments	(357)	-	-
(+) Fair value of Biological Assets (CPC 29)	-	(24)	-
(+) Gain (loss) on disposal of Property, Plant and Equipment	1	5	9
(+) Debt present value adjustment - shares acquisition	20	48	95
(+) Accrued liabilities for legal proceedings and others	21	26	(42)
(+) Interest on loan accrual	171	169	181
(+) Interest on Securities	(45)	(55)	(37)

Changes in operating assets:
Trade accounts receivable	71	(128)	(284)
Inventories	(165)	(38)	7
Recoverable taxes	(43)	(24)	(32)
Advance to suppliers and others	46	(17)	101

Changes in operating liabilities:
Trade Accounts Payable	(7)	104	76
Taxes on income and other taxes	3	(14)	18
Payroll, profit sharing and related charges	(41)	(3)	(39)
Others	19	78	(18)

Net cash provided by operating activities
Interest received from Securities	99	19	20
Interest paid on loans	(87)	(225)	(153)
Taxes on income and other taxes paid	-	(1)	(7)

CASH FLOW FROM OPERATING ACTIVITIES	526	389	379
Investment activities
Acquisition of an interest in an affiliate net of cash acquired	(856)	-	(1,043)
Property, Plant and Equipment Acquisition	(264)	(355)	(185)
Intangible assets and others	(2)	(15)	-
Securities	193	39	1,187
Revenues on Property, Plant and Equipment Sales	22	12	1
Settlement of financial instruments	49	27	7
Revenue on disposal of investments	1,509	-	-

CASH FLOW FROM INVESTING ACTIVITIES	651	(292)	(33)
Financing activities
Loans
Borrowings
Capital increase	1,636	271	795
Borrowings payment - Principal	(2,471)	(400)	(1,252)
Others	2

CASH FLOW FROM FINANCING ACTIVITIES	(833)	(129)	(457)

Exchange variation effect on cash and cash equivalents	(25)	(14)	16
Net increase (decrease) in cash and cash equivalents	319	(46)	(95)
Cash and cash equivalent at beginning of period	431	480	645
Cash and cash equivalent at end of period	750	434	550

1Q11 Results

Appendix V – Economic and Operating Data

							1Q11 vs.	1Q11	4Q10 vs.	1Q10 vs.
Exchange Rate (R$/US$)	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	4Q10	vs.1Q10	3Q10	4Q09
Closing	1.6287	1.6662	1.6942	1.8015	1.7810	1.7412	-2.3%	-8.6%	-1.7%	2.3%
Average	1.6674	1.6972	1.7493	1.7926	1.8040	1.7393	-1.8%	-7.6%	-3.0%	3.7%

				1Q11 vs.	1Q11 vs.	Last 12
Pulp sales distribution, by region	1Q11	4Q10	1Q10	4Q10	1Q10	Months
Europe	46%	38%	40%	8 p.p.	6 p.p.	41%
North America	20%	30%	28%	-10 p.p.	-8 p.p.	26%
Asia	25%	23%	24%	2 p.p.	1 p.p.	23%
Brazil / Others	9%	9%	8%	0 p.p.	1 p.p.	10%

Pulp list price per region (US$/t)	Apr-11	Mar-11	Feb-11	Jan-11	Dec-10	Nov-10	Oct-10	Sep-10	Aug-10	Jul-10	Jun-10	May-10	Apr-10	Mar-10
North America	930	900	900	900	900	900	900	900	900	950	950	920	870	820
Europe	880	850	850	850	850	870	870	870	870	920	920	890	840	790
Asia	780	750	750	750	750	800	800	800	800	850	850	850	800	750

Financial Indicators	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09	3Q09	2Q09
Net Debt / Adjusted EBITDA (LTM*)	2.9	3.6	3.9	4.7	5.6	6.5	7.2	7.2
Net Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4	0.5	0.5	0.5	0.6	0.6
Cash + EBITDA (LTM*) / Short-term Debt	4.0	2.4	2.0	2.2	1.1	1.3	0.8	0.9

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: May 02, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO